Exhibit (a)(1)(f)

LETTER FROM IBI CORPORATE FINANCE LIMITED

IBI Corporate Finance
33 Fitzwilliam Place
Dublin 2
D02 W899

The Directors
MariaDB plc
70 Sir John Rogerson’s Quay
Dublin 2
D02 R296

24 May 2024

Dear Sirs

RECOMMENDED CASH OFFER FOR MARIADB

1.	Introduction

You have appointed us as financial adviser to the Board of MariaDB in connection with the Offer. As required under the Irish Takeover Rules, due to conflicts of interest you have recused yourselves from taking part in the consideration and evaluation of the Offer on behalf of MariaDB Shareholders.

2.	Background to and reasons for recommending the Offer.

In considering the fairness and reasonableness of the terms of the Cash Offer, IBI Corporate Finance has taken into consideration the prospects for the Company’s share price absent a transaction and the realisable value to shareholders from other strategic options in particular the prospect of realising value to shareholders through a Chapter 11 Bankruptcy or an Irish Examinership Process.

MariaDB has now been in financial distress for a protracted period of time.

•
A loan outstanding in the amount of $15.9 million from the European Investment Bank (“EIB”) fell due for repayment on the 11 October 2023. The Company would not have been in a position to repay the loan from its own resources. On 10 October 2023, immediately prior to the EIB repayment date, the Company entered into a $26.5 million senior secured promissory note with RP Ventures LLC (“RPV”) (the “RPV Note”) to repay the European Investment Bank and to provide ongoing funding for the Company.

•
This in turn became repayable on 10 January 2024 and while initial forbearance was granted, this expired on 31 January 2024 and the Company has been technically insolvent since that date giving rise to a risk to the recovery of equity value for the shareholders.

•
Negotiations with RPV and Hale Capital Partners to replace the RPV Note and raise capital through a convertible preferred equity financing did not result in a successful outcome and would in any event have been significantly dilutive to existing shareholders.

MariaDB’s share price trading has reflected this uncertainty. Its shares traded at an average closing price of $1.07 between 20 March 2023 (3 months post IPO) and 18 August 2023. On 17 August 2023, the share price opened at $0.90 and closed at $0.73. The volume weighted average share price on that date was $0.78. The share price fell precipitously thereafter. In the period from 21 August 2023 to 5 February 2024 (inclusive) shares traded at an average closing share price of $0.42. The share price closed at $0.19 per share on 5 February 2024. The longer this situation continues, the greater the risk to recovery becomes. In this context, in addition to implied value to shareholders, the executability of any proposal is a key assessment criteria.

A number of proposals have been made to acquire the Company since September 2023 with three possible offers for the Company under Rule 2.4 of the Irish Takeover Rules being brought forward. The first by Runa Capital II (GP), as general partner of Runa Capital Fund II, L.P. on behalf of itself and its other investment affiliates, on 14 September 2023, the second by K1 on 15 February 2024 and a third by Progress Software Corp on 26 March 2024. Only K1 has progressed to making an offer. The K1 offer price of $0.55 per share represents:

•	A 189% premium to MariaDB’s closing share price of $0.19 on 5 February 2024 (being the last full trading day prior to the announcement by MariaDB of a potential forbearance agreement with RPV);

•	A 57% premium to MariaDB’s closing share price of $0.35 on 15 February 2024 (being the last business day prior to the publication of K1’s Possible Offer Announcement); and

•	A 129% premium to MariaDB’s average closing share price of $0.24 over the 30 trading day period ending 15th February 2024.

K1 and affiliated entities also agreed to purchase the RPV Note. By acquiring the RPV Note, K1 is in a position to remedy MariaDB’s current insolvency position and put it on a sound financial footing, thereby making a proposed acquisition of MariaDB viable. At this date no other interested party has tabled a proposal that achieves this outcome. No other institutional investor support capable of execution has been forthcoming that can remedy the current insolvency and any court appointed or supervised process to explore alternative strategic options will attenuate the process of reaching a potential resolution and potentially exacerbate the risk of further equity value being lost as MariaDB faces the prospect of being unable to meet its day-to-day obligations as they fall due.

K1, K5, Topco and Bidco have disclosed in the Offer Document that they have received irrevocable undertakings to accept the Offer in respect of, in aggregate, 47,402,907 MariaDB Shares, representing in aggregate approximately 68.67% of the issued share capital of MariaDB as at 16 May 2024 (being the latest practicable date prior to the publication of the Offer Document). These undertakings continue to be binding in the event of a competing offer for MariaDB.

3.	Advice to the Board

It is our view, based on the factors mentioned in this letter, that the Cash Offer is fair and reasonable so far as the interest of the MariaDB Shareholders are concerned and we would recommend that MariaDB Shareholders should accept the Cash Offer.

4.	Unlisted Unit Alternative – No Recommendation

IBI Corporate Finance is unable to advise as to whether or not the financial terms of the Unlisted Unit Alternative are fair and reasonable. This is because IBI Corporate Finance has not had any involvement in the development and validation of any financial projections for Topco. As a result, IBI Corporate Finance is unable to assess any plans Topco may have for the development of MariaDB or the Topco Group to the degree necessary to form an assessment of the value of the Unlisted Unit Alternative.

IBI Corporate Finance also notes the significant and variable impact that the disadvantages and advantages of the Unlisted Unit Alternative (certain of which are outlined in Appendix 9 (Unlisted Unit Alternative Risk Factors) of the Offer Document) may have for individual Eligible MariaDB Shareholders.

In terms of the advantages, these include, in particular, the ability to participate in potential future value creation of the MariaDB Group. In terms of the disadvantages, these include, in particular, (a) the level of uncertainty as to the future value of Topco Rollover Units, which will depend on the performance of the MariaDB Group over a number of years and which performance will be impacted by, amongst other things, the business plan and strategy of the business under Topco’s control; and (b) the terms of the Topco Rollover Units including the fact that they will be illiquid and non-transferable, will be subject to potential dilution in the event that additional securities are issued by Topco, will not carry voting rights, and will have limited information rights.

Accordingly, IBI Corporate Finance is unable to form an opinion as to whether or not the terms of the Unlisted Unit Alternative are fair and reasonable and is not making any recommendation to Eligible MariaDB Shareholders as to whether or not they should elect to receive the Unlisted Unit Alternative.

In addition, the attention of Eligible MariaDB Shareholders who may be considering electing to receive the Unlisted Unit Alternative is drawn to certain risk factors and other investment considerations relevant to such an election. These are set out in full in Appendix 9 (Unlisted Unit Alternative Risk Factors) of the Offer Document.

MariaDB Shareholders are strongly recommended to seek their own independent financial, tax and legal advice in light of their own particular circumstances and investment objectives before deciding whether to elect to receive the

Unlisted Unit Alternative. Any decision to elect to receive the Unlisted Unit Alternative should be based on any such independent financial, tax and legal advice and full consideration of the information contained in the Offer Document, including Appendix 3 (Estimate of Value of the Unlisted Unit Alternative) and Appendix 9 (Unlisted Unit Alternative Risk Factors) thereof.

Yours Faithfully,

/s/ Tom Godfrey

 Tom Godfrey
Chairman & Chief Executive Officer
IBI Corporate Finance